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Routemaster Capital Forms and Strengthens Advisory Board With Former Executive at Alibaba Group and Yahoo!, Trapp  Lewis

TORONTO, Nov. 26, 2020 --

Routemaster Capital Inc. (the “Company” or “Routemaster”) (TSXV: RM) is pleased to announce it has appointed Trapp Lewis, former senior executive at Alibaba Group and Yahoo! and current Managing Director of Palmetto Ventures, to its advisory board. The advisory board of the Company currently consists of Wouter Witvoet, Olivier Francois Roussy Newton and Trapp Lewis.

“Trapp Lewis has a wealth of experience in identifying promising global investment opportunities evidenced by his early recognition of Alibaba Group’s potential and later through his extensive portfolio of investments, including Flexport,” said Wouter Witvoet, who is also a member of the advisory board of Routemaster. “We are very pleased to welcome him as an advisor.” Trapp will work with the Company and its pending acquisition of DeFi Holdings Inc. (see press release dated November 18, 2020) to identify and grow promising DeFi projects.

Mr. Lewis is currently Managing Director of Palmetto Ventures, an Asian-based boutique private equity firm specialising in early-stage investments and acceleration for internet and digital media assets. Prior to Palmetto Ventures, Trapp was a senior executive with Alibaba Group and Yahoo!, managing global and regional departments responsible for sales, marketing and business development.

“I am excited to join Routemaster’s board of advisors,” said Mr. Lewis. “I see the decentralization of finance as a natural evolution of where cryptocurrency markets are providing the most innovation at this time. It will also democratize access to financial products. By working with Routemaster, we can grant public markets early access to this growing ecosystem.”

Mr. Lewis holds a Masters Degree in Business Administration from University of Montana and a Bachelors Degree in Journalism & Mass Communications from University of South Carolina.

About DeFi Holdings

DeFi Holdings is a company focused on investing, incubating and managing trading technologies associated with the fast- growing decentralised finance market. The aim of DeFi is to disrupt traditional financial system by removing middlemen by leveraging the blockchain. Decentralized finance is built on smart contracts. These smart contracts are open source and interoperable, promising a more efficient and accessible financial system.

About Routemaster Capital Inc.

Routemaster Capital Inc. is a Canadian investment company that carries on business with the objective of enhancing shareholder value.

For further information, please contact:
Daniyal Baizak
President and Chief Executive Officer Tel: +1 (416) 861-1685

Cautionary note regarding forward-looking information:
This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, statements with respect to the formation of the advisory board, the appointments of advisors and the acquisition of DeFi Holdings Inc. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

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